Annual General Meeting of Shareholders of Medigus Ltd.

Date: June 16, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

AGENDA

	For	Against	Abstain
1. Approval of the re-election of each of Mr. Eliyahu Yoresh and Mr. Ronen Rosenbloom to serve as a director of the Company until the Company's third annual general meeting of shareholders following the Meeting.	☐	☐	☐
2. Approval of the amended and restated articles of association of the Company.	☐	☐	☐
3. Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, our independent auditors for the year ending December 31, 2022, and its service until the next annual general meeting of shareholders to be held in 2023.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here — Please Date Above

Please Sign Here — Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Medigus Ltd. to be Held on June 16, 2022 for Holders as of May 18, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on June 10, 2022

PROXY TABULATOR FOR
MEDIGUS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Medigus Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on June 10, 2022)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares, or other Deposited Securities represented by such Shares, of **Medigus Ltd.** (the "**Company**"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 18, 2022** at the Company's **Annual General Meeting of Shareholders**, to be held on **June 16, 2022** at **5:00 p.m. local time (10:00 a.m. E.T.)**, at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite the agenda item.**
2. **It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
MEDIGUS LTD.
P.O. Box 8016
CARY, NC 27512-9903